AMPIO PHARMACEUTICALS, INC.

9800 Mount Pyramid Court, Suite 400
Englewood, Colorado 80112

February 28, 2024

VIA EDGAR

Securities and Exchange Commission Division of Corporation Finance 100 F. Street, N.E. Washington, D.C. 20549
Re:	Ampio Pharmaceuticals, Inc. - Request to Withdraw Registration Statement on Form S-1 (File No. 333-276198)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Ampio Pharmaceuticals, Inc., a Delaware corporation (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-276198), together with all exhibits and amendments thereto (collectively, the “Registration Statement”), effective as of the date hereof or as soon as practicable thereafter.

The Registration Statement was originally filed with the Commission on December 21, 2023. The Commission has not declared the Registration Statement effective. No securities covered by the Registration Statement have been issued or sold.

Pursuant to Rule 477(b), the Company understands that this request for withdrawal of the Registration Statement will be deemed granted as of the date hereof unless the Company receives notice from the Commission within fifteen (15) days of the date hereof that such request will not be granted.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. The Company, however, requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account, to be offset against the filing fee for any future registration statement the Company may file with the Commission.

Please do not hesitate to contact April Hamlin of Ballard Spahr LLP, counsel to the Company, at (612) 371-3522 with any questions with regard to this matter.

Very Truly Yours,

AMPIO PHARMACEUTICALS, INC.

/s/ Michael A. Martino

Chief Executive Officer

cc:April Hamlin, Esq.

Daniel G. Stokely, Chief Financial Officer